Exhibit 99.1

Claude Resources Meets Production Guidance in 2012

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, Jan. 21, 2013 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE MKT-CGR) ("Claude" and or the "Company") today reported 2012 gold production of 49,570 ounces from its Seabee Gold Operation in Saskatchewan, Canada. In 2012, the Seabee Gold Operation achieved record mill throughput of 275,230 tonnes at a head grade of 5.86 grams per tonne. During the fourth quarter, the Company produced approximately 12,760 ounces of gold at a grade of 5.94 grams per tonne. Year over year, the Company increased production by approximately 10 percent and expects that trend to continue compounded over each of the next five years.

Neil McMillan, President and CEO, stated, "During the second half our people did an excellent job focusing on the execution of the Company's business plan and meeting guidance. The Seabee Operation underwent significant infrastructure expansion in 2012 including camp expansion, mill upgrades and a shaft extension. In 2013, we expect to complete the shaft extension in January and will continue to focus on increasing production and improving operating margins."

Outlook for 2013

At the Seabee Gold Operation in 2013, the Company plans to produce between 50,000 and 54,000 ounces of gold with ore mined from the Seabee Deep, L62 and Santoy 8 deposits. With the completion of the shaft extension and as production increases, Claude is well positioned to achieve improved economies of scale and reduced unit operating costs.

The Company is developing a detailed mining plan based on the recently updated Santoy Gap Indicated resource of 281,000 ounces of gold at 8.80 grams per tonne and Inferred resource of 357,000 ounces of gold at 5.92 grams per tonne. The results of this analysis will be integrated into the Seabee Operations' Life of Mine Plan. The Company expects to see initial production from the Santoy Gap in the second half of 2014. In addition, development of an exploration drift towards the Santoy Gap from Santoy 8 is progressing well and will include three drill chambers to infill and expand the known resource. 2013 exploration at the Santoy Gap is expected to begin during the first quarter with one surface and one underground drill.

About Claude Resources Inc.:

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 1,023,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent interest in the Amisk Gold Property in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The Company's resource estimates are prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In documents containing resource estimates, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Rick Johnson, Chief Financial Officer
Phone: (306) 668-7505
Or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 21-JAN-13